Via Facsimile and U.S. Mail
Mail Stop 6010

September 22, 2008

Una S. Ryan
President and Chief Executive Officer
AVANT Immunotherapeutics, Inc.
119 Fourth Avenue
Needham, Massachusetts 02494

Re: **AVANT Immunotherapeutics, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Form 10-Q for the Period Ended June 30, 2008
        File No. 0-15006

Dear Ms. Ryan:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2007

Item 8. Financial Statements And Supplemental Data

Notes To Consolidated Financial Statements

9. Product Development And Licensing Agreements, page 84

(A) GlaxoSmithKline plc ("Glaxo") and Paul Royalty Fund ("PRF")

1.   We have the following comments regarding your agreement with PRF:

     a. Please provide us your analysis under EITF 88-18 in determining that the $50 million in proceeds received and future proceeds should be accounted for as deferred revenue versus a debt obligation. Please address items 1 through 6 of EITF 88-18.

     b. Please provide us your analysis under SFAS 2 in determining that payments made by you under this arrangement, and that of Cincinnati Children's Hospital, should be classified as research and development costs versus cost of revenue. Refer to paragraph 11 of SFAS 2.

     c. Provide us the facts and circumstances contributing to the elimination of the $47 million of PRF deferred revenue existing at December 31, 2007, but not included in the March 31, 2008 Consolidated Balance Sheets.

Form 10-Q – June 30, 2008

Part 1 - Financial Information

Item 1. Unaudited Financial Statements

Notes To Unaudited Consolidated Financial Statements

(10) Product Development and Licensing Agreements, page 22

(A) GlaxoSmithKline plc ("Glaxo") and Paul Royalty Fund II, L.P. ("PRF")

2.   You state "In connection with the Merger, AVANT recorded $9.8 million as an other current asset, which represents the present value of this milestone payment adjusted for probability of success." Please provide your analysis in determining the "probability of success," valuation of the $9.8 million contingent payment and basis for recording it as a current asset.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant